SECURITI ON

09058023

SEC Mail Processing Section

FEB 26 2009

Washington, DC 105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garrett Nagle & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place
(No. and Street)

Boston	MA	02110-4107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Noreen Wight 617-737-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider, Schneider & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

35 Braintree Hill Office Park	Braintree	MA	02184
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Shults, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garrett Nagle & Company, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner, CPA
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRETT NAGLE & COMPANY, INC.

YEARS ENDED DECEMBER 31, 2008 AND 2007

GARRETT NAGLE & COMPANY, INC.

YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
35 BRAINTREE HILL OFFICE PARK
BRAINTREE, MASSACHUSETTS 02184-8709
TEL. (781) 843-6601
FAX (781) 849-6772

PAUL D. SCHNEIDER, CPA
GERALD R. SCHNEIDER, CPA
BRIAN G. OSGANIAN, ESQ.
DIRECTOR OF TAXATION
RICHARD G. SHULTS, CPA

B. BURTON SCHNEIDER

Independent Auditors' Report

Board of Directors
Garrett Nagle & Company, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Garrett Nagle & Company, Inc. as of December 31, 2008 and 2007, and the related statements of income, shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garrett Nagle & Company, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information for the years ended December 31, 2008 and 2007 presented on pages 15 through 18 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider, Schneider & Associates, PC

February 21, 2009

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Current assets:		
Cash and cash equivalents	$ 831,007	$ 614,700
Marketable securities	435,164	929,137
Accounts receivable	34,258	13,777
Prepaid expenses	33,804	26,089
Total current assets	1,334,233	1,583,703
Property and equipment, net	30,536	38,695
Total assets	$ 1,364,769	$ 1,622,398

LIABILITIES AND SHAREHOLDERS' EQUITY

	2008	2007
Current liabilities:		
Accounts payable and accrued expenses	$ 17,000	$ 18,006
Accrued pension contribution	24,000	28,000
Deferred investment advisor fees	422,878	513,323
Total current liabilities	463,878	559,329
Commitments		
Shareholders' equity:		
Common stock, $1 par value, 250,000 shares authorized; 25,000 shares issued and outstanding	$ 25,000	$ 25,000
Additional paid-in-capital	17,428	17,428
Retained Earnings	776,259	764,057
Accumulated other comprehensive income	82,204	256,584
Total shareholders' equity	900,891	1,063,069
Total liabilities and shareholders' equity	$ 1,364,769	$ 1,622,398

See notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenues:		
Investment advisory fees	$ 937,600	$ 952,691
Commissions	697,938	737,745
Net miscellaneous income (expense)	(581)	27,155
Total revenues	1,634,957	1,717,591
Operating expenses	1,717,992	1,869,649
Loss from operations	(83,035)	(152,058)
Other income (expense):		
Realized gain on marketable securities	58,844	110,352
Dividend and interest income	36,393	43,579
Total other income	95,237	153,931
Net income	$ 12,202	$ 1,873

See notes to financial statements

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock		Additional		Accumulated	Total	
	Number of Shares	$1.00 Par Value	Paid in Capital	Retained Earnings	Other Comprehensive Income	Shareholder's Equity	Comprehensive Loss
Balance at January 1, 2007	25,000	$ 25,000	$ 17,428	$ 922,184	$ 478,858	$ 1,443,470	
Shareholder Distribution	-	-	-	(160,000)	-	(160,000)	
Net unrealized loss on securities	-	-	-	-	(222,274)	(222,274)	$ (222,274)
Net income	-	-	-	1,873	-	1,873	1,873
Balance at December 31, 2007	25,000	25,000	17,428	764,057	256,584	1,063,069	$ (220,401)
Net unrealized loss on securities	-	-	-	-	(174,380)	(174,380)	(174,380)
Net income	-	-	-	12,202	-	12,202	12,202
Balance at December 31, 2008	25,000	$ 25,000	$ 17,428	$ 776,259	$ 82,204	$ 900,891	$ (162,178)

See notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 12,202	$ 1,873
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	20,291	28,589
Realized gain on marketable securties	(58,844)	(110,352)
Securities donated to charity	10,655	25,028
Changes in operating assets and liabilities:		
Accounts receivable	(20,481)	34,499
Prepaid expenses	(7,715)	-
Accounts payable and accrued expenses	(1,006)	(31,198)
Accrued pension contribution	(4,000)	3,000
Deferred revenue	(90,445)	29,529
Net cash used by operating activites	(139,343)	(19,032)
Cash flows from investing activities:		
Purchases of marketable securities	(312,330)	(388,778)
Proceeds from the sales of marketable securities	680,112	596,246
Acquisition of property and equipment	(12,132)	(3,330)
Net cash provided by investing activities	355,650	204,138
Cash flows from financing activities:		
Distribution to shareholder	-	(160,000)
Net cash used by financing activities	-	(160,000)
Net increase in cash and cash equivalents	216,307	25,106
Cash and cash equivalents at beginning of year	614,700	589,594
Cash and cash equivalents at end of year	$ 831,007	$ 614,700
Supplemental disclosures of cash flow information:		
State income tax paid	$ 5,327	$ 4,094
Interest paid	$ -	$ -

See notes to financial statements.

1. **Summary of significant accounting policies:**

Nature of business:

Garrett Nagle & Company, Inc. (the "Company") is an investment advisor and broker-dealer in Boston, Massachusetts and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary sources of revenue are generated through investment advisory services provided for its customers and commission earned on trades consummated on behalf of these customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions involve the areas of fair values of marketable securities and certain accrued expenses. Accordingly, actual results could differ from those estimates.

Securities transactions:

Proprietary securities transactions are recorded on the trade date, as if they had settled. Therefore, realized gains and losses arising from all securities transactions entered into for the account and the risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported to them on a settlement-date basis with related commission income and expenses reported on a trade-date basis in the Company's financial statements.

Cash and cash equivalents:

For purposes of the statements of cash flows, the Company considers money market funds all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. The Company places its temporary cash investments with financial institutions considered by management to be of high credit quality. At times, such investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limit.

1. **Summary of significant accounting policies: (Continued)**

Marketable securities:

The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities are categorized as available-for-sale and are stated at their fair market value, with unrealized gains and losses reported as a separate component of stockholder's equity unless a decline in value is deemed to be other-than-temporary, in which case affected securities are written down and the loss charged to income. The cost of securities sold is determined using the specific identification method as a basis of recognizing realized gains and losses. Fair market value is determined to be the last reported sales price of the marketable securities as listed on the applicable public exchange at closing on the last business day of the period.

Other-than-temporary impairment of securities:

Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

1. **Summary of significant accounting policies: (Continued)**

Disclosures of Fair Value Measurements:

The Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157") on January 1, 2008. FAS 157 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements) when market prices are not readily available or reliable. All of the Company's investments are stated at fair value as defined by FAS 157 under the level 1 input.

Accounts receivable:

Accounts receivable represent amounts due from the Company's clearing agent. No allowance has been provided for on accounts receivable, because management believes all amounts are collectible.

Property and equipment:

Property and equipment is stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Maintenance and repairs are charged to expense as incurred, while any additions or improvements are capitalized.

Income taxes:

The Company's sole shareholder has elected, under the provisions of the Internal Revenue Code, to be treated as an S Corporation. As a result, income and losses of the Company are passed through to its shareholder for income tax purposes. Accordingly, no provision has been made for income taxes. The Company is subject to corporate state tax on net taxable income if the Company's annual revenue exceeds certain dollar values. The Company's annual revenue did not exceed these thresholds in 2008 and 2007, however, it is subject to an excise tax on the greater of its tangible property or net worth.

1. **Summary of significant accounting policies: (Continued)**

Revenue recognition:

Investment advisory fees are billed and collected annually, in advance, and recognized ratably on a monthly basis as earned during the year. Fees collected in advance and not yet earned are recorded as deferred revenue.

Commissions revenue is received monthly and recorded in the period earned.

Comprehensive income:

SFAS No. 130, "Reporting Comprehensive income," requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statements of Shareholder's Equity.

2. **Property and equipment:**

Property and equipment consists of the following at December 31:

	2008	2007
Motor vehicle	$ 97,215	$ 97,215
Office furniture	124,754	112,622
Furniture and fixtures	96,778	96,778
Leasehold improvements	4,538	4,538
	323,285	311,153
Less accumulated depreciation	292,749	272,458
	$ 30,536	$ 38,695

Depreciation expense at December 31, 2008 and 2007 was $20,291 and $28,589, respectively.

3. **Marketable securities:**

Marketable Securities classified as available-for-sale consisted of the following at December 31.

	2008			
	Cost	Market	Cumulative Unrealized Gain	Cumulative Unrealized Loss
Bond Funds	$200,020	$190,918	$ 2,025	($11,127)
Equities	152,940	244,246	101,769	(10,463)
Total	$352,960	$435,164	$103,794	($21,590)

	2007			
	Cost	Market	Cumulative Unrealized Gain	Cumulative Unrealized Loss
Corporate bond, maturing 5/1/2008	$ 96,773	$ 99,568	$ 2,795	$ -
Corporate bond, maturing 1/15/2008	98,479	99,964	1,485	-
Bond fund	50,020	49,931	-	(89)
Equities	427,282	679,674	263,526	(11,134)
	$672,554	$929,137	$267,806	($11,223)

For the years ending December 31, 2008 and 2007, net realized gains of $58,844 and $110,352, respectively, were transferred from accumulated other comprehensive income and recognized in income.

The Company donated securities with a fair value of $ 10,655 and $25,028 to charities in 2008 and 2007, respectively.

4. **Commitments:**

Operating leases:

The Company leases office space in Boston, Massachusetts under a non-cancellable operating lease, as amended, which expires on May 31, 2009. The terms of the lease require monthly rental payments plus pro rata monthly operating expenses.

Future minimum lease payments under the lease described above are as follows: 2008, $143,000.

Total rent expense, including operating expenses, for the years ended December 31, 2008 and 2007 was $310,437 and $253,175, respectively.

5. **401(k) Profit Sharing Plan:**

The Company sponsors a 401(k) profit sharing plan (the "Plan") covering substantially all of its employees. Annual employer contributions to the 401(k) plan are calculated at 3% of qualifying compensation for all active participants. The Company may also make discretionary profit sharing contributions to the Plan, which, if made, are allocated on the basis of employee compensation. The total expense under the Plan for the years ended December 31, 2008 and 2007 was $24,000 and $36,000, respectively.

6. **Net capital:**

Pursuant to the net capital provisions of Rule 15c3- 1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $100,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008 and 2007, the Company had net capital of $769,840 and $871,987, respectively, exceeding the minimum net capital requirement of $100,000 for each year. At December 31, 2008 and 2007, the Company had a ratio of aggregate indebtedness to net capital of .60 to 1 and .64 to 1, respectively, lower than the maximum ratio allowed of aggregate indebtedness to net capital of 15 to 1 for each year.

7. **Concentrations of credit risk:**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY INFORMATION

GARRETT NAGLE & COMPANY, INC.

SCHEDULES OF OPERATING EXPENSES

YEARS ENDING DECEMBER 31, 2008 AND 2007

	2008	2007
Salaries and wages	$ 537,632	$ 560,795
Officer's compensation	300,000	300,000
Rent	310,437	253,175
Clearing chargers	122,233	155,730
Commissions	21,532	128,336
Insurance	64,517	69,363
Payroll taxes	50,901	50,988
Market data communications	47,080	40,935
Professional fees	28,207	40,084
Office expense	36,576	36,771
Computer expense	42,279	36,205
Retirement plan expense	24,273	35,636
Charitable contributions	15,820	30,778
Depreciation	20,291	28,589
Temporary help	19,717	28,213
Dues and subscriptions	13,283	17,690
Travel and entertainment	14,435	15,142
Telephone	12,909	13,857
Printing	5,534	5,976
Taxes, other	5,327	4,094
Postage	5,836	3,675
Registration fees	4,885	3,230
Equipment rental	4,274	3,487
Automobile expense	5,154	2,632
Maintenance and repairs	1,559	1,374
Messenger and delivery	2,194	1,955
Miscellaneous	621	789
Bank Services	486	-
Advertising	-	150
	$ 1,717,992	$ 1,869,649

GARRETT NAGLE & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDING DECEMBER 31, 2008 AND 2007

	2008	2007
Capital		
Common stock	$ 25,000	$ 25,000
Additional paid-in capital	17,428	17,428
Retained Earnings	776,259	764,058
Unrealized holding gains	82,204	256,584
Total Capital	900,891	1,063,070
Nonallowable assets:		
Prepaid expenses	33,804	26,089
Property and equipment, net	30,536	38,695
Total nonallowable assets	64,340	64,784
Net capital before security haircuts	836,551	998,286
Security haircuts	66,711	126,298
Net capital	769,840	871,988
Minimum dollar net capital requirement	100,000	100,000
Excess net capital	$ 669,840	$ 771,988
Aggregate indebtedness	$ 463,878	$ 559,329
Ratio of aggregate indebtedness to net capital	.60 to 1	.64 to 1

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
35 BRAINTREE HILL OFFICE PARK
BRAINTREE, MASSACHUSETTS 02184-8709
TEL. (781) 843-6601
FAX (781) 849-6772

PAUL D. SCHNEIDER, CPA
GERALD R. SCHNEIDER, CPA
BRIAN G. OSGANIAN, ESQ.
DIRECTOR OF TAXATION
RICHARD G. SHULTS, CPA
B. BURTON SCHNEIDER

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Stockholder and Board of Directors
Garrett Nagle & Company, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplementary information of Garrett Nagle & Company, Inc. (the "Company") for the year ended December 31, 2008 and 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder and Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider, Schneider & Associates, PC

February 21, 2009

COMPUTATION AND RESERVE REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008 AND 2007

Garrett Nagle & Company, Inc. is exempt from the reserve requirements pursuant to SEC Rule 15c3-1 under paragraph (k) (2) (ii).